

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail

José Augusto Tenorio Benavides
Consulate General of Peru
241 East 49th Street
New York, NY 10017

> **Re: Republic of Peru**
> **Registration Statement under Schedule B**
> **Filed June 8, 2011**
> **File No. 333-174779**

Dear Sir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please discuss any potential material impact on foreign trade relationships in light of the recent elections.

2. Wherever you discuss the plans and policies of the García administration, please also include a discussion of the proposed policies of President-elect Humala's administration.

3. Please discuss the anticipated effects of the recent election on foreign business confidence in Peru and foreign private investments.

4. Please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have on the Republic's public finances or economy more generally.

Prospectus Summary, page 1

5. You state that trade balance assumptions were revised from an estimated deficit of U.S. $3.7 billion to a surplus of U.S. $4.2 billion. Please discuss the reasons for the revised amounts.

6. On page 6, you refer to the CFA. Please use a consistent definition for the Andean Development Corporation. For example, we note that the abbreviation "CAF" also refers to the Andean Development Corporation.

The Republic of Peru, page 9

7. Please include a map of Peru.

Government, page 14

8. Please discuss the results of the recent congressional elections, including the congressional representation of each of the political parties.

Foreign Policy and Membership in International and Regional Organizations, page 17

9. Please update the discussion on page 19 to address the current status of the ATPDEA.

Relations with Ecuador, page 20

10. Please update your discussion of relations with Ecuador to reflect the signing of your recent agreement over maritime borders, including any material effects this will have on social and political stability and trade relations.

The Economy, page 23

11. Please revise the section on economic policies of the García administration, and include a discussion of President-elect Humala's policies.

12. Please update the GDP projections to reflect the Central Bank's lowering of expected growth for 2011-2013 to 6.5%.

Gross Domestic Product by Sector, page 32

13. Please include additional line items that break out the components of "Other services."

Employment and Labor, page 46

    14. Please provide updated statistics regarding labor strikes for the years 2010 and 2011, where available.

    15. Disclose the reasons for the different unemployment statistics presented by the Ministry of Labor and the National Institute of Statistics.

Poverty and Income Distribution, page 48

    16. Please update the section on the effects of high poverty rates to include a discussion of President-elect Humala's proposals to address poverty in Peru.

Foreign Exchange and International Reserves, page 77

    17. Please provide more information on exchange reserves for the past five fiscal years divided into gold, SDRs, IMF position, and foreign exchange.

The 2011 Budget, page 91

    18. Please provide a table showing the most recent budget and the revenues and expenditures by principal categories.

Social Security, page 92

    19. Please update your discussion of Peru's pension plans to include an analysis of President-elect Humala's Pension 65 proposal.

Annex A, page A-1

    20. Please provide disclosure regarding each issuance of debt as of the most recent date practicable.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Jaime Mercado, Esq.
        Simpson Thacher & Bartlett LLP